

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 16, 2017

Eugenio Jumawan, Jr.
Chief Executive Officer
Ciclet Holdings Inc.
Unit 907-A West Tower Philippine Stock Exchange Center Building,
Exchange Road, Ortigas Center Pasig City, Philippines

> **Re: Ciclet Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed April 19, 2017**
> **File No. 333-217387**

Dear Mr. Jumawan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover page

1.   You indicate that the proceeds from the offering will be held in an escrow account. However, the subscription agreement filed as Exhibit 99.1 indicates that there will not be an escrow agreement. Please clarify whether the offering proceeds will be held in an escrow account and, if so, whether there are any conditions before the company can access the funds in the escrow account.

Prospectus Summary, page 6

2.   Throughout your prospectus, please ensure that you properly characterize the state of your business and avoid the implication that you have a saleable product or any existing customers. Clarify that the functions and features described have not yet been developed.

Emerging Growth Company, page 7

3.   On page 8 you state that the company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act; however, on page 11 you state that you have irrevocably opted out of the extended transition period provisions. Please revise. If you elect to use the extended transition period for complying with new or revised accounting standards, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Summary of the Offering, page 9

4.   On page 10 you state that if only 75%, 50,% or 25% of the shares being offered are sold, the proceeds will be $91,250, $57,500 or $23,750, respectively, which does not agree with the information in the table on page 9. Please revise.

Being an Emerging Growth Company, page 11

5.   You state on page 13 that you could be entitled to exemptions under Section 14(a) and (b) the Exchange Act. Please tell us the circumstances under which you believe you are exempt under Section 14(a) and (b) of the Exchange Act.

Risk Factors

Risks relating to Our Business and Industry, page 14

6.   Please add a risk factor discussing the potential risks to your business if you do not execute an agreement with the software developer you expect to develop and design your application.

"Privacy concerns and laws or other domestic…," page 17

7.   Please revise to summarize briefly the privacy laws of the Philippines that impact your operations.

Description of Business

Competition, page 51

8.   Please discuss your competitive position in the market in which you intend to operate. In this regard, we note that certain of the competitors identified operate in the United States, whereas you intend to operate in the Philippines.

Potential Market Size of the On Demand Business, page 52

9.   It appears that the industry reports and data discussed in this section relate to the on-demand business market in the United States. Please revise to describe the market for the on-demand business in the Philippines.

Government Regulation: Internet, page 55

10.   Please include a brief summary of the Philippine regulations that impact your business. See Item 101(h)(4)(ix) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources as of January 31, 2017, page 61

11.   You state on page 60 that you will require minimum funding of $40,000 to conduct your proposed operations and pay all expenses for a minimum period of one year. Please also disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K, as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Part II – Information Not Required in the Prospectus

Exhibits and Financial Statement Schedules, page 69

Exhibit 5.1

12.   Please file a revised legal opinion that clearly states the shares "will be" validly issued, fully paid, and non-assessable, as the registered shares are not outstanding.

<u>General</u>

13.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: John D. Thomas, Esq.
        John D. Thomas, P.C.